UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             SCHEDULE 13G-A
               Under the Securities Exchange Act of 1934

                            Amendment No.: 1

                               NETGEAR, INC.
                             (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE
                      (Title of Class of Securities)

                                 64111Q104
                              (CUSIP Number)

                               March 30, 2004
             (Date of Event Which Requires Filing of This Statement)



    Check the appropriate box to designate the rule pursuant to which this
    Schedule is filed:                  [ ] Rule 13d-1(b)
                                        [ ] Rule 13d-1(c)
                                       [ x ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  64111Q104

1. Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Pequot Capital Management, Inc.
       06-1524885

2.     Check the Appropriate Box if a Member of a Group a. b.

3.     SEC Use Only

4.     Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With

       5. Sole Voting Power: 4,188,291

       6. Shared Voting Power: 0

       7. Sole Dispositive Power: 4,188,291

       8. Shared Dispositive Power: 0

9.     Aggregate Amount Beneficially Owned by Each Reporting Person 4,188,291

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 13.9%

12. Type of Reporting Person: IA


Item 1.       (a)   Name of Issuer
                    NETGEAR, Inc.

              (b) Address of Issuer's Principal Executive Offices 4500 Great American Parkway
                    Santa Clara, CA 95054

Item 2.       (a)   Name of Person Filing
                    Pequot Capital Management, Inc.

              (b) Address of Principal Business Office or, if none, Residence 500 Nyala Farm Road, Westport, CT, 06880

              (c)   Citizenship
                    Pequot Capital Management, Inc. is a Connecticut corporation.

              (d)   Title of Class of Securities
                    Common Stock, $.001 par value

              (e)   CUSIP Number
                    64111Q104


Item 3.       Not applicable as this statement is filed pursuant to Rule
              13d-1(d).

Item 4.       Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

              (a) Amount beneficially owned: 4,188,291 shares

              (b) Percent of class: 13.9%

              (c) Number of shares as to which the person has:

                    (i)      Sole power to vote or to direct the vote 4,188,291

                    (ii)     Shared power to vote or to direct the vote 0

                    (iii) Sole power to dispose or to direct the disposition of 4,188,291

                    (iv)     Shared power to dispose or to direct the
                             disposition of
                             0

              The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The Reporting Person beneficially own 4,188,291 shares of common stock, $.001 par value (the "Common Stock"), of NETGEAR, Inc. (the "Issuer").

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

              Not Applicable.


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

              The Reporting Person is an investment adviser registered under
              Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Common Stock which is the subject of this filing through the investment discretion the Reporting Person exercises over its clients' Accounts. Although such Accounts do not have beneficial ownership of such Common Stock for purposes of Section 13 and Section 16 of the Securities
              Exchange Act of 1934, one Account of the Reporting Person, Pequot Private Equity Fund II, L.P owns of record more than 5% of the issuer's outstanding securities.

              The Reporting Person acquired the Common Stock prior to the registration of the Common Stock pursuant to Section 12 of the Act.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

              Not Applicable.


Item 8.       Identification and Classification of Members of the Group.

              Not Applicable.


Item 9.       Notice of Dissolution of the Group.

              Not Applicable.




Item 10.      Certification.

              Not applicable


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     April 8, 2004
                                         (Date)

                                  By: /s/ Aryeh Davis
                                      (Signature)

                                     Aryeh Davis
                            Principal and General Counsel
                                      (Name/Title)